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EXHIBIT 1

MI Developments Inc. 455 Magna Drive Aurora, Ontario, Canada L4G 7A9 Tel: 905-713-6322 Fax: 905-713-6332

MI DEVELOPMENTS INC. ANNOUNCES DEPARTURE OF
CHIEF FINANCIAL OFFICER

Aurora, Ontario, Canada, July 7, 2006 — MI Developments Inc. ("MID") (TSX: MIM.A, MIM.B; NYSE: MIM) announced today that Mr. Doug R. Tatters, Executive Vice-President and Chief Financial Officer, has resigned from his position at MID. MID is currently in the process of identifying and interviewing qualified candidates with a view to naming a successor for Mr. Tatters in the near future. In the interim period, Mr. John Simonetti, MID's Chief Executive Officer, will also assume the role of Chief Financial Officer.

About MID

MID is a real estate operating company focusing primarily on the ownership, leasing, management, acquisition and development of a predominantly industrial rental portfolio for Magna International Inc. and its subsidiaries. MID also holds a controlling investment in Magna Entertainment Corp., North America's number one owner and operator of horse racetracks, based on revenue, and among the world's leading suppliers, via simulcasting, of live horse racing content to the growing inter-track, off-track and account wagering markets.

For further information about this press release, please contact John Simonetti, MID's Chief Executive Officer, at (905) 726-7619.

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MI DEVELOPMENTS INC. ANNOUNCES DEPARTURE OF CHIEF FINANCIAL OFFICER